UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Relay Management L.L.C.

(Exact name of issuer as specified in its charter)

Nevada	82-4229760
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3651 Lindell Rd., Suite D, Las Vegas, Nevada 89103

(Full mailing address of principal executive offices)

(888) 412-4404

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Since its formation in 2018, our company has been engaged in research and development with capital raised from our Manager and our Members. We are considered to be a development stage company and our Manager is devoting substantially all his efforts to establishing our business and planned future operations. As of June 30, 2022, we have raised a total of $45,200 from our Reg A offering.

Recent Developments

As of June 30, 2022, the Company has converted three loans payable to unitholders totaling $102,686, $60,000 from Bojidar Stoytchev, $42,686 from Gene Stoytchev, into 28,400 preferred units and 17,560 preferred units respectively.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;
●	our ability to obtain funding required for our operations;
●	the costs of sales, marketing, and customer acquisition;
●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate

Results of Operations for the Six Months Ended June 30, 2022 and 2021

Revenues

Revenues were $0 for the six months ended June 30, 2022 and 2021, as the company is pre-revenue.

Cost of sales

Cost of sales were $0 for the six months ended June 30, 2022 and 2021, as the company earned no revenue.

General and administrative

Total general and administrative costs were $17,157 for the six months ended June 30, 2022, and $1,242 for the six months ended June 30, 2021, which represents an increase of $15,242 or 1,281%. This increase was primarily attributed to the following new expenses we incurred in the current period: $5,000 for consulting, $5,000 for wage expense and $4,294 for financial services.

Professional fees

Professional fees consist of costs attributable to consultants and contractors who primarily spent their time on legal, accounting, and business development. Professional fees were $35,335 during the six months ended June 30, 2022, and $7,899 during the six months ended June 30, 2021, which represents an increase of $27,436 or 347%. The increase is due primarily to consulting fees incurred for our Broker-Dealer Agreement with the Dalmore Group, LLC.

Sale and marketing expenses

Sales and marketing expenses were $4,375 during the six months ended June 30, 2022, and $0 during the six months ended June 30, 2021. This increase is primarily due to initial efforts to begin marketing and evaluating various marketing strategies and methods.

Other expense

For the six months ended June 30, 2022, we had a loss on conversion of debt of 127,114. We had no other expense for the six months ended June 30, 2021.

Net loss

Net loss for the six months ended June 30, 2022, increased $174,840 to $183,981 from a net loss of $9,141 incurred during the six months ended June 30, 2021. Our net loss increased as a result of both the loss on conversion of debt and the overall increase of operating expenses.

Liquidity and Capital Resources for the Six Months ended June 30, 2022 and 2021

As of June 30, 2022, we had $744 of cash, $34,820 of other assets, and $30,977 of current liabilities, resulting in a working capital deficit of $30,233 compared to $204 of cash and a working capital deficit of approximately $41,863 as of June 30, 2021.

Net cash used in operating activities was $259,620 for the six months ended June 30, 2022, compared to net cash used of $301 for the six months ended June 30, 2021. The increase in net cash used in operating activities was largely attributed to general administrative and professional fee’s expenses.

No cash was used for investing activities during the both the six months ended June 30, 2022, and June 30, 2021.

Net cash provided by financing activities during the six months ended June 30, 2022 was $229,800 of proceeds from the sales of preferred stock through our Reg A Offering. Net cash used by financing activities during the six months ended June 30, 2021 was $100 that was repaid to a related party.

We expect to generate revenues from our operations in 2023, however, the amount of revenues is still unpredictable and may not be sufficient to fund all our working capital needs. Accordingly, we anticipate that we will have negative cash flow from our operations and, therefore, will have to raise additional capital in order to fund our operations in 2023.

In addition to continuing to incur normal operating expenses, we intend to continue our research and development efforts for our website development, and we also expect to further develop our sales, marketing and software applications. We currently do not have sufficient capital on hand to fully fund our proposed research and development activities, which may negatively affect our future revenues.

Liquidity and Capital Resources

We will rely on revenues generated, if any, and equity sales of the Company’s Preferred Units in order to continue to fund business operations. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Company will achieve any sales of the equity securities or arrange for debt or other financing to fund our business plan.

As we expand our activities, we may, and most likely will, experience net negative cash flows from operations, pending receipt of revenues. Additionally, we anticipate obtaining additional financing to fund operations through equity offerings, to the extent available, or to obtain additional financing to the extent necessary to augment our working capital. In the future we will need to generate sufficient revenues from sales in order to eliminate or reduce the need to sell stock or obtain loans. There can be no assurance we will be successful in raising the necessary funds to execute our business plan.

Plan of Operations

Upon completion of this Offering, the Company intends to direct funds as described in the Use of Proceeds section. Key milestone projections are as follows:

●	Milestone 1: Staff Internal Developers and Designers by end of first quarter of 2023
●	Milestone 2: Staff Office Manager, Sales Department, Customer Support and Field Tech by end of second quarter 2023
●	Milestone 3: Hire CEO, COO, CFO and Marketing Director by end of fiscal year 2023

We have started incorporating the dispatch system in the Relay Management System (RMS). We believe that businesses, promoters and transportation companies will be using the Relay Point™ app by the end of the year and RMS will begin generating revenue by the end of the first quarter of 2023.

Staffing

After raising at least $1,000,000 from offering proceeds, salaries will be activated for Stanley Chomer as President and Manager, Charles Durham, Chief Technology Officer, Ruben Espinoza, Creative Director, Jimmy Bingham as Advisor, and Kevin Lehtiniitty as Advisor.

Research and Development

After raising at least $250,000 from offering proceeds, we plan to enter into a contract with Seisan development for Relay Freight and Support for the complete Relay Management System as well as engage Amazon Web Services.

Purchase of Real Estate

We plan to engage a Real Estate broker to help acquire real estate property for a Las Vegas office location within the next 12 months. We also plan to acquire mortgage financing with a 20% down payment towards a $3,000,000 to $4,000,000 purchase price within the next 12 months.

COVID-19 Effects

If the current outbreak of the coronavirus continues to grow, the effects of such a widespread infectious disease and epidemic may inhibit our ability to conduct our business and operations and could materially harm our Company. The coronavirus may cause us to have to reduce operations as a result of various lock-down procedures enacted by the local, state or federal government, which could restrict our ability to conduct our business operations. The coronavirus may also cause a decrease in spending on the types of products that we plan to offer, as a result of the economic turmoil resulting from the spread of the coronavirus and thereby having a negative effect on our ability to generate revenue from the sales of our products. The continued coronavirus outbreak may also restrict our ability to raise funding when needed and may also cause an overall decline in the economy as a whole. The specific and actual effects of the spread of coronavirus are difficult to assess at this time as the actual effects will depend on many factors beyond the control and knowledge of the Company. However, the spread of the coronavirus, if it continues, may cause an overall decline in the economy as a whole and also may materially harm our Company.

Trends Information

The core elements of our growth strategy include developing a product line with a strong brand awareness. We plan to invest significant resources in product development and marketing, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly marketing costs and research and development. These investments are intended to contribute to our long-term growth; however, they may affect our short-term profitability.

Our Company plans to raise funds from this Offering, to use funds raised to commence operations, and as of the date of this Form 1-SA we have not generated any revenue. We have raised $45,200 through June 30, 2022 as a result of our Offering. We have also raised $102,686 through loans from related parties or members. All our operations to date have been developing our business plan. Accordingly, we have not experienced any recognizable trends in the last fiscal year.

Regulatory Matters

Our products must maintain compliance with the local, state and federal regulators in the transportation industry in the geographic areas we plan to operate in, including but not limited to, the Department of Transportation and the Federal Motor Carrier Safety Administration.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any.

Item 2.	Other Information

None.

Item 3.	Financial Statements

Relay Management L.L.C.

Balance Sheet

As of June 30, 2022

	Total
	As of Jun 30, 2022	As of Jun 30, 2021
ASSETS
Current Assets
Bank Accounts
Business Checking (3513)	744.42	204.23
Cash on hand	-	-
Dividend	(0.16)	(0.04)
Total Bank Accounts	$744.26	$204.19
Other Current Assets
Capitalized Software Costs	34,820	34,820
Total Other Current Assets	$34,820	$34,820
Total Current Assets	$35,564.26	$35,024.19
TOTAL ASSETS	$35,564.26	$35,024.19
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable (A/P)	2,500	7,625
Total Accounts Payable	$2,500	$7,625
Other Current Liabilities
Bojidar Stoytchev	-
Gene Loan	-	10,000
Stan’s Loan	28,477.29	24,441.91
Total Other Current Liabilities	$28,477.29	$34,441.91
Total Current Liabilities	$30,977.29	$42,066.91
Total Liabilities	$30,977.29	$42,066.91
Equity
Gene’s Owner Equity	57,570	57,570
Hugo Owner’s Equity	50,000	50,000
Reg A Preferred Stock	274,659
Retained Earnings	(222,669.50)	(134,480.52)
Stan Chomer Owner’s Equity	29,008.77	29,008.77
Net Income	(183,981.30)	(9,140.97)
Total Equity	$4,586.97	$(7,042.72)
TOTAL LIABILITIES AND EQUITY	$35,564.26	$35,024.19

Relay Management L.L.C.

Statement of Operations

For the Six Months ended June 30, 2022

	Total
	Jan - Jun, 2022	Jan - Jun, 2021
Income
Total Income
Gross Profit	$-	$-
Expenses
Advertising & Marketing	4,375.76
Bank Charges & Fees	88.70	(2.10)
Contractors	600
Development Expense	5,000
Dues & subscriptions	1,487.17	401.16
Licenses & Fees		525
Meals & Entertainment	79	317.91
Office Supplies & Software	36
Prime Trust Fees	4,293.87
Professional Services	29,335	1,899
Audit Expense	2,000	6,000
Legal Fees	4,000
Law Offices of Lahdan S. Rahmati	4,000
Total Legal Fees	$4,000.00	$-
Total Professional Services	$35,335	$7,899
Rent & Lease	222.66
Salaries & Wages	5,000
Travel	348.98
Total Expenses	$56,867.14	$9,140.97
Net Operating Income	$(56,867.14)	$(9,140.97)
Other Expenses
Loss on Conversion on Debt	127,114.16
Total Other Expenses	$127,114.16	$-
Net Other Income	$(127,114.16)	$-
Net Income	$(183,981.30)	$(9,140.97)

Relay Management L.L.C.

Statement of Stockholders’ Equity

For the Six Months ended June 30, 2022

	Opening	Period
	Equity Balance	Changes	Total

Balance, December 31, 2021	2,198	(43,431)	(41,233)
Net loss for the period ending 6/30/2022	-	(138,867)	(138,867)
Equity Contributions	-	184,686	184,686
Balance, June 30, 2022	2,198	2,388	4,586

Relay Management L.L.C.

Statement of Cash Flows

For the Six Months ended June 30, 2022

Total
OPERATING ACTIVITIES
Net Income	(183,981.30)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Bojidar Stoytchev	(60,000)
Gene Loan	(42,685.84)
Stan’s Loan	27,047.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$(75,638.34)
Net cash provided by operating activities	$(259,619.64)
FINANCING ACTIVITIES
Reg A Preferred Stock	229,800
Net cash provided by financing activities	$229,800
Net cash increase for period	$(29,819.64)
Cash at beginning of period	30,563.90
Cash at end of period	$744.26

Relay Management L.L.C.

Statement of Cash Flows

January - June, 2021

Total
OPERATING ACTIVITIES
Net Income	(9,140.97)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)
Capitalized Software Costs
Inventory Asset
Uncategorized Asset
Accounts Payable (A/P)	(15,000)
Credit Card
Bojidar Stoytchev
Gene Loan
Stan’s Loan	24,441.91
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$9,441.91
Net cash provided by operating activities	$300.94
INVESTING ACTIVITIES
Other Long-term Assets
Net cash provided by investing activities	$-
FINANCING ACTIVITIES
Gene’s Owner Equity
Hugo Owner’s Equity
Opening Balance Equity
Owner’s Investment
Owner’s Pay & Personal Expenses
Reg A Preferred Stock
Retained Earnings
Ruben Espinoza Owner’s Equity
Stan Chomer Owner’s Equity	(100)
Net cash provided by financing activities	$(100)
Net cash increase for period	$200.94
Cash at beginning of period	3.25
Business Checking (3513)
Cash on hand
Consulting
Dividend
Undeposited Funds
Total Cash at beginning of period	$3.25
Cash at end of period	$204.19

Item 4.	Exhibits

Exhibit Index

Exhibit No.	Description
1.1*	Broker-Dealer Agreement between Company and Dalmore Group, LLC
2.1*	Articles of Organization
2.2*	Second Amended and Restated Limited Liability Company Operating Agreement
4.1*	Form of Subscription Agreement
13.1*	Testing the Waters Communications – White Paper
13.2*	Testing the Waters Communications – Relaypoint.io Website
16.1*	Stable Coin Solution Workflow
16.2*	Prime Trust Fees
16.3*	Summary of Features of Top 5 Blockchain Platforms for Enterprises
16.4*	U.S. Department of Transportation, Transportation Statistics Annual Report
16.5*	Seisan Case Study - Asplundh
16.6*	Seisan Case Study – Flagger Force
16.7*	Seisan Case Study - Hertz
16.8*	Seisan Case Study - Intel

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2022	Relay Management L.L.C.

/s/ Stanley K. Chomer
	Name:	Stanley K. Chomer
	Title:	Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)